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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________)*

FTI Consulting, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

302941109

(CUSIP Number)

August 30, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐ Rule 13d-1(b)

         ☒ Rule 13d-1(c)

         ☐ Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (6-00)	Page 1 of 5 pages

CUSIP No. 302941109	13G	Page 2 of 5 pages

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

PricewaterhouseCoopers LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	5. Sole Voting Power 1,823,785* 6. Shared Voting Power None 7. Sole Dispositive Power 1,823,785* 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,823,785*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 7.6%

12.	Type of Reporting Person (See Instructions)

PN

*	On August 30, 2002 (the “Closing Date”), at the closing of the transactions contemplated by the Agreement for the Purchase and Sale of Assets (the “Agreement”), dated July 24, 2002, by and between PricewaterhouseCoopers LLP (“PwC”) and FTI Consulting, Inc. (“FTI”), pursuant to the Agreement, PwC was entitled to receive 3,000,000 shares of FTI common stock, par value $0.01 per share (the “Shares”), as partial consideration for the sale of its Business Recovery Services (“BRS”) business to FTI. However, on the Closing Date, PwC received only 1,823,785 Shares and the ownership of the remaining 1,176,215 Shares (the “Partner Shares”), over which PwC momentarily had investment and voting power pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934 (the “Act”), was transferred directly to the individual BRS partners pursuant to preexisting agreements for their withdrawal from PwC. Once ownership of the Partner Shares was transferred directly to the individual BRS partners on the Closing Date, PwC ceased to have investment and voting power over those Partner Shares.

CUSIP No. 302941109	13G	Page 3 of 5 pages

Item 1.

(a)	Name of Issuer

FTI Consulting, Inc.

(b)	Address of Issuer’s Principal Executive Offices

900 Bestgate Road, Suite 100, Annapolis, Maryland 21401

Item 2.

(a)	Name of Person Filing

PricewaterhouseCoopers LLP

(b)	Address of Principal Business Office or, if none, Residence

1301 Avenue of the Americas, New York, New York 10019

(c)	Citizenship

Delaware limited liability partnership

(d)	Title of Class of Securities

Common Stock, Par Value $0.01

(e)	CUSIP Number

302941109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,823,785* shares

(b)	Percent of class: 7.6%

CUSIP No. 302941109	13G	Page 4 of 5 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,823,785* shares

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,823,785* shares

(iv)	Shared power to dispose or to direct the disposition of: None

*	On August 30, 2002 (the “Closing Date”), at the closing of the transactions contemplated by the Agreement for the Purchase and Sale of Assets (the “Agreement”), dated July 24, 2002, by and between PricewaterhouseCoopers LLP (“PwC”) and FTI Consulting, Inc. (“FTI”), pursuant to the Agreement, PwC was entitled to receive 3,000,000 shares of FTI common stock, par value $0.01 per share (the “Shares”), as partial consideration for the sale of its Business Recovery Services (“BRS”) business to FTI. However, on the Closing Date, PwC received only 1,823,785 Shares and the ownership of the remaining 1,176,215 Shares (the “Partner Shares”), over which PwC momentarily had investment and voting power pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934 (the “Act”), was transferred directly to the individual BRS partners pursuant to preexisting agreements for their withdrawal from PwC. Once ownership of the Partner Shares was transferred directly to the individual BRS partners on the Closing Date, PwC ceased to have investment and voting power over those Partner Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP No. 302941109	13G	Page 5 of 5 pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 9, 2002

PRICEWATERHOUSECOOPERS LLP

By:	/s/ Colin McKay Name: Colin McKay Title: Principal